                                                                     EXHIBIT 4.2


                                  AMENDMENT TO
                           SUBORDINATED LOAN AGREEMENT

This amending agreement dated as of the 18th day of August, 1998

BETWEEN:

                    STRIKER PAPER CANADA, INC., a corporation incorporated pursuant to the laws of the Province of Ontario,

                    (hereinafter referred to as the  "Borrower")

                                     - and -

                    FIRST ONTARIO LABOUR SPONSORED INVESTMENT FUND LTD., a corporation incorporated pursuant to the laws of the Province of Ontario,

                    (hereinafter referred to as the  "Lender")


CONTEXT OF THIS AGREEMENT

A. The Borrower and the Lender entered into a certain subordinated loan agreement dated as of the 20th day of March, 1998 (the "Subordinated Loan Agreement").

B. The Borrower and the Lender have agreed to amend the Subordinated Loan Agreement to recapitalize and increase the liquidity of the Borrower, as more particularly described in paragraphs C to G below, upon certain conditions being met.

C. The Lender has agreed to waive the second advance conditions described in paragraphs (b) and (c) of section 5.2 of the Subordinated Loan Agreement and advance $200,000 of the second advance upon certain conditions.

D. The Lender has agreed to waive the second advance conditions described in paragraphs (b) and (c) of section 5.2 of the Subordinated Loan Agreement and advance the remaining $50,000 of the second advance on August 24, 1998 upon certain conditions.

E. The Lender has agreed to increase the credit facility to $1.65 million by providing a third advance of $150,000 on which the Borrower may draw subject to certain conditions.

F. The parties have agreed to amend the financial covenants described in paragraphs (a), (b) and (c) of section 7.2 of the Subordinated Loan Agreement.

G. The parties have agreed to amend the scheduled principal repayment described in section 3.1.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises, covenants and agreements herein contained, the parties have mutually agreed upon certain amendments and revisions to certain terms and conditions contained in the Subordinated Loan Agreement and wish to record their said agreements herein.

                            PART 1.0 - INTERPRETATION


1.1 DEFINITIONS. Except as specifically provided herein to the contrary, all terms set out herein in initial upper case letters shall have the meanings ascribed to such terms in the Subordinated Loan Agreement.

1.2 ALL OTHER TERMS REMAIN UNAMENDED. Except as specifically amended herein, all other terms, conditions and provisions of the Subordinated Loan Agreement remain in full force and effect and unamended.

1.3 INCORPORATION BY REFERENCE. To the extent possible, the provisions of this agreement shall be interpreted by incorporation into the Subordinated Loan Agreement as if recited therein, mutatis mutandis, and any reference to the Subordinated Loan Agreement herein shall be a reference to the Subordinated Loan Agreement as revised and amended by the terms hereof.


                         PART 2.0 - SPECIFIC AMENDMENTS

2.1 CREDIT FACILITY. Section 2.1 of the Subordinated Loan Agreement is hereby deleted in its entirety and substituted with the following:

     CREDIT FACILITY. Subject to the provisions of this Agreement, the Lender agrees to make available to the Borrower a non-revolving term facility in the maximum principal amount of $1,650,000 available by way of advances as follows:

             (a) an advance in the amount of $1,250,000 on the Closing Date (the "First Advance");

             (b) an advance in the amount of $200,000 upon satisfaction of the conditions set out in section 5.2 of the Subordinated Loan Agreement (the "Second Advance");

             (c) an advance in the amount of $50,000 on August 24, 1998 upon satisfaction of the conditions set out in section 5.2 of the Subordinated Loan Agreement (the "Third Advance");

             (d) an advance in the amount of $75,000 on August 24, 1998 upon satisfaction of the conditions set out in section 5.2 of the Subordinated Loan Agreement (the "Fourth Advance"); and

             (e) an advance in the amount of $75,000 on September 14, 1998 upon satisfaction of the conditions set out in section 5.2 of the Subordinated Loan Agreement (the "Fifth Advance").

2.2 SCHEDULED PRINCIPAL REPAYMENT. Section 3.1 of the Subordinated Loan Agreement is hereby deleted in its entirety and substituted with the following:

     SCHEDULED PRINCIPAL REPAYMENT. Unless the Outstanding Borrowing, or any part thereof, shall have been required to be paid on an earlier date pursuant to the terms hereof, the Borrower shall repay the principal portion of the Outstanding Borrowing in twenty-four (24) consecutive equal monthly installments commencing on September 30, 1999.

2.3 SUBSEQUENT ADVANCE CONDITIONS. Section 5.2 of the Subordinated Loan Agreement is hereby deleted in its entirety and substituted with the following:

     SUBSEQUENT ADVANCE CONDITIONS. The obligation of the Lender to make any of the Second Advance, the Third Advance, the Fourth Advance and the Fifth Advance is subject to the terms and conditions of this Agreement and is conditional upon satisfactory evidence being given to the Lender and its counsel as to compliance with the following conditions on the date of the advance of monies pursuant to the Second Advance, the Third Advance, the Fourth Advance or the Fifth Advance, as applicable (with the exception of any condition which is only required to be satisfied after the date of the particular advance of monies):

             (a)     in addition to the equity investment described in paragraph
                     (m) of section 5.1 of the Subordinated Loan Agreement, the Lender shall have received evidence to its satisfaction of the completion by Striker Holdings (Canada) Inc. of additional common share equity investments in the Borrower in the amounts of $200,000, $250,000, $442,000 and $642,000 as of the date of the advance of monies pursuant to the Second Advance, the Third Advance, the Fourth Advance or the Fifth Advance, respectively; for greater certainty, the amounts of the additional common share equity investments are cumulative;

             (b) the Borrower shall have achieved each of the financial covenants set forth in section 7.2 hereof throughout the said three month period ended on the date of the particular advance of monies;

             (c) the Lender shall have received a binding commitment from Striker Holdings (Canada) Inc. and from Striker Industries, Inc., to invest an aggregate amount of $642,000 on or prior to September 14, 1998 as additional equity in the Borrower in addition to the equity investment described in paragraph
                     (m) of section 5.1 of this Agreement, which commitment remains in effect;

             (d) Striker Holdings (Canada) Inc. shall have been be issued no more than 1 common share in the Borrower upon each of the dates of a subscription payment or payments described in paragraph (a) above;

             (e) the Lender shall have been be issued, for a nominal amount, 1 common share in the Borrower upon each of the dates of a subscription payment or payments described in paragraph (a) above;

             (f) the Lender shall hold that number of the common shares of the capital stock of the Borrower equal to at least 25% of all the fully participating equity of the Borrower (calculated on a fully diluted basis);

             (g) the Borrower shall have delivered to the Lender a revised first year business plan satisfactory to the Lender, including monthly cash flow statements, balance sheets and income statements;

             (h) the Board of Directors of the Borrower shall be fully constituted in accordance with the Shareholders Agreement and the first Board Meeting shall have taken place;

             (i) on or prior to August 24, 1998, the Lender shall have received from the Borrower evidence to its satisfaction that the Senior Term Lender and the Senior Operating Lender have adjusted financial ratio tests in their Senior Term Loan Agreement and Senior Operating Loan Agreement respectively to reflect the revised business plan described in paragraph (g) above;

             (j) the Lender shall have received such certificates or other instruments of the Borrower or of the officers of the Borrower as the Lender's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been performed or complied with by the Borrower at or prior to the time of the particular advance of monies;

             (k) the Lender shall have received, duly executed and in form and substance satisfactory to it:

                     (i) a copy of the resolutions of the board of directors of the Borrower authorizing the execution, delivery and performance of this Agreement and any other instruments contemplated hereunder, certified by an appropriate officer of the Borrower; and

                     (ii) such additional supporting documents as the Lender or its counsel may reasonably request;

             (l) no Default or Event of Default has occurred and is continuing and the Borrower has not received any notice (written or otherwise), and is not otherwise aware, of any event or circumstances, whether existing or pending, which would cause any Default or Event of Default to occur with the lapse of time; and

             (m) upon satisfactory evidence being given to the Lender and its counsel as to compliance with each of the other conditions set out in this Agreement, and all amendments hereto, including compliance with each of the conditions set out in section 5.1 hereof on the date of the particular advance of monies.

2.4      BORROWER REPORTING REQUIREMENTS.  The following paragraph is added to section 7.1 and inserted after paragraph (f):

             (f.1)   The Borrower shall deliver to First Ontario Management
             Ltd., or such other party as the Lender may otherwise from time to time direct:

                     (i) a weekly cash report consisting of changes in financial position and a weekly detailed pro forma sources and uses of cash for each of the following six weeks (all prepared in accordance with GAAP) within 7 days after the end of each week for the period from August 3, 1998 until the later of September 30, 1998 and the date on which the Borrower has produced 400 tons of commercial grade product per week for three consecutive weeks;

                     (ii) a certificate signed by either the President or the Chief Financial Officer of the Borrower stating that:

                            A. the amounts of vacation pay, wages, source deductions and taxes required to be remitted by the Borrower (including payroll-related deductions and contributions for income tax, employer health tax, CPP, workers compensation and employment insurance) and those said amounts not yet due have been or will be so remitted in a timely fashion and are in good standing since the date of the last such certificate;

                            B. the property and Business operations and activities of the Borrower are to the best knowledge of such officers in compliance in all material respects with all Environmental Laws and Environmental Orders or describing in reasonable detail any such non-compliance;

                            C. the property and Business operations and activities of the Borrower are to the best knowledge of such officers in compliance in all material respects with the Occupational Health and Safety Act (Ontario), the Pay Equity Act (Ontario), the Labour Relations Act (Ontario) and the Employment Standards Act (Ontario);

                            D. no action against the Borrower has been taken by any trade creditors (except as disclosed in writing to the Lender); and

                            E. The Directors and Officers Insurance required under the terms of the Shareholders Agreement is in place and the premium payments for such insurance are current,

                            such certificate to be delivered either: (1) within 7 days after the end of each week for the period from August 3, 1998 until the later of September 30, 1998 and the date on which the Borrower has produced 400 tons of commercial grade product per week for three consecutive weeks; and (2) immediately prior to each Board Meeting (but not less than quarterly) for the period thereafter.

2.5 FINANCIAL COVENANTS. Each of paragraphs (a), (b) and (c) of section 7.2 of the Subordinated Loan Agreement are hereby deleted in its entirety and substituted with the following:

                (a) WORKING CAPITAL RATIO. The Borrower shall at all times after Closing maintain a Working Capital Ratio of not less than 1 to 1 provided that for the period commencing on Closing to and including December 31, 1998, the Working Capital Ratio may be as low as, but no lower than, 0.40 to 1 and for the period from January 1, 1999 to June 30, 1999, the Working Capital Ratio may be as low as, but no lower than, 0.75 to 1. For purposes of this paragraph 2.5(a), Working Capital shall mean, at any particular time, the ratio of Current Assets to Current Liabilities

                     (excluding the amortized amount of the subordinated debt held by the Lender).

                (b) WORKING CAPITAL. The Borrower shall at all times after May 31, 1999 maintain Working Capital of not less than $200,000. For purposes of this paragraph 2.5(b), Working Capital shall mean, at any particular time, the amount by which the aggregate of Current Assets exceed the amount of Current Liabilities (excluding the amortized amount of the subordinated debt held by the Lender).

                (c) EFFECTIVE NET WORTH. The Borrower shall at all times maintain an Effective Net Worth of not less than $9,500,000.

2.6 GENERAL AMENDMENT TO REFERENCE TO FIRST ADVANCE AND/OR SECOND ADVANCE. The reference in section 2.2 and in the definition of Borrowing in Schedule A of the Subordinated Loan Agreement to "the First Advance and the Second Advance" is amended to "the First Advance, the Second Advance, the Third Advance, the Fourth Advance and the Fifth Advance" and the reference in section 5.3 of the Subordinated Loan Agreement to "either of the First Advance or the Second Advance" is amended to "any of the First Advance, the Second Advance, the Third Advance, the Fourth Advance or the Fifth Advance".


                   PART 3.0 - ARTICLE THREE - GENERAL MATTERS

3.1 APPROVAL. This amending agreement is conditional upon the approval of the Lender's Investment Committee and the Lender's Board of Directors of the transactions contemplated hereby.

3.2 REIMBURSEMENT OF EXPENSES. The Borrower agrees to pay promptly on demand all legal fees and expenses incurred by the Lender in connection with the preparation, negotiation, documentation and operation of this amending agreement.

3.3 GOVERNING LAW. This amending agreement shall be construed in accordance with and governed by the laws of the Province of Ontario.

3.4 SUCCESSORS AND ASSIGNS. This amending agreement shall enure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.

IN WITNESS WHEREOF the parties have executed this agreement as of the day and year first above written.



                               STRIKER PAPER CANADA, INC.

                                                                         c/s

                               By:
                                    ------------------------------------
                                    Name: Matthew Pond
                                    Title: CFO


                               FIRST ONTARIO LABOUR SPONSORED
                               INVESTMENT FUND LTD.


                               By:
                                    ------------------------------------
                                    Name: Ken Delaney
                                    Title: President